Mail Stop 3561

June 20, 2006

Mr. Robert J. Ulrich
Chairman of the Board and Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **RE: Target Corporation**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 29, 2006**
> **Filed April 10, 2006 and June 2, 2006**
> **File No. 1-6049**

Dear Mr. Ulrich:

We have reviewed your responses in your letter dated June 2, 2006 and have the following additional comment.

We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Notes to Consolidated Financial Statements, page 28

General

1. We read your response to comment 3 in our letter dated May 18, 2006. In order to help us better understand how you concluded that you have only one operating segment, please provide us the following:
    - A complete copy of the year end, as well as most recent, internal management report provided to your chief operating decision maker that includes your operating results;

- A copy of the package given to the Board of Directors for the same time periods; and
- An organizational chart detailing your management structure under the chief operating decision maker as it relates to managing the operational aspects of your business.

Additionally, please tell us the measure(s) that your CODM uses to evaluate and allocate resources to your business components.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to Robyn Manuel at (202) 551-3823, or me at (202) 551-3843.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief